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                            November 20, 2020

       Rajeev K. Goel
       Chief Executive Officer
       PubMatic, Inc.
       3 Lagoon Drive, Suite 180
       Redwood City, California 94065

                                                        Re: PubMatic, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 13,
2020
                                                            File No. 333-250077

       Dear Mr. Goel:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary Consolidated Financial Data, page 12

   1. Please revise your disclosure here and on page 58 to include pro forma net income per share as reflected on
pages F-4 and F-29.
       Consolidated Balance Sheets, page F-2

   2. Please revise the convertible preferred and common stock line item captions to also disclose the quantity
of issued and outstanding shares on a pro forma basis.
 Rajeev K. Goel
FirstName LastNameRajeev K. Goel
PubMatic, Inc.
Comapany 20,
November   NamePubMatic,
               2020       Inc.
November
Page 2    20, 2020 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 16     Subsequent Events, page F-34

3. Please disclose the expected impact the October 2020 option grant will have on your financial statements, if material. Refer to ASC 855-10-50-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Nicolas Dumont